                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.  5  )*
                                          -----

                           PrimeEnergy Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.10 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  74158E104
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               James F. Gilbert

              4015 Holland #101, Dallas, TX 75219 (214) 526-2030
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
             Authorization to Receive Notices and Communications)

                                 March 30, 2001
              --------------------------------------------------
                 (Date of Event which Requires Notices Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

Page 1 of 5 Pages

                                 SCHEDULE 13D

CUSIP NO. 74158E104                                        PAGE 2  OF 5 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles E. Drimal, Jr.
      ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

        PF; AF  see Item 3.

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  1,205,006  see Item 5.

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  1,205,006  see Item 5.

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,205,006  see Item 5.

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           26.0  see Item 5.

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          IN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                                            Page 3  of  5  pages



Item 1. Security and Issuer.

     This Amendment No. 5 to Schedule 13D relates to the Common Stock, $.10 par value, (the "Common Stock") of PrimeEnergy Corporation, a Delaware corporation ("PrimeEnergy"). The principal executive office of PrimeEnergy is located at One Landmark Square, Stamford, Connecticut 06901.

Item 2. Identity and Background.

     This Amendment No. 5 to Schedule 13D is being filed by Mr. Charles E. Drimal, Jr. Mr. Drimal is a citizen of the United States whose business address is One Landmark Square, 11th Floor, Stamford, Connecticut 06901. Mr. Drimal is at present a Director and President and Chief Executive Officer of PrimeEnergy, the issuer of the securities to which this Schedule relates and has held those positions since October, 1987.

     Mr. Drimal has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     An aggregate of 457,506 shares of the Common Stock reported hereunder are held directly of record and 747,500 shares reported hereunder are shares which may be acquired upon exercise of options all presently exercisable. Of the 457,506 shares now held directly, originally 587,460 shares were acquired through private joint ventures, partnerships and corporations, all now terminated, and represented Mr. Drimal's distributable portion of such shares determined by his beneficial interest, as adjusted, in such entities. A portion of such 587,460 shares was acquired by Mr. Drimal with an aggregate of $290,000 borrowed in October, 1987, from an individual, which sum was subsequently repaid in full in April, 1989, with an aggregate of $415,380 borrowed in April, 1989, from an

                                                              Page 4 of 5  pages



individual, Mr. Matthias Eckenstein, a Director of PrimeEnergy, which amount was repaid in full in February, 1994, upon the transfer of an aggregate of 138,460 shares to Mr. Eckenstein. Following this transaction and giving effect to the adjustment of Mr. Drimal's beneficial interest in the private joint ventures, partnerships and corporations, Mr. Drimal now holds of record 457,506 shares directly. Other than as described herein, all of the shares of PrimeEnergy held by Mr. Drimal were acquired by him with personal funds.

Item 4. Purpose of Transaction.

     The shares of the Common Stock held by Mr. Drimal were acquired as an investment. As noted, Mr. Drimal is a Director, President and Chief Executive Officer of PrimeEnergy. Although he may develop other plans or proposals in the future, at present, Mr. Drimal has no plans or proposals at present which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
Section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         Mr. Drimal is the beneficial owner of  an  aggregate

                                                              Page 5 of 5  pages



of 1,205,006 shares of the Common Stock, which includes 457,506 shares held directly, and an aggregate of 747,500 shares subject to options, all presently exercisable. Mr. Drimal has sole voting and dispositive power as to all of such shares. Because of the repurchase of shares of the Common Stock by PrimeEnergy in open market and private transactions from time to time during the period ending March 30, 2001, decreasing the number of shares of the Common Stock outstanding at that date to 3,886,511, the net beneficial ownership by Mr. Drimal of the Common Stock has increased to 26.0% of the outstanding shares at that date (assuming the exercise of his options for 747,500 shares, increasing the number of outstanding shares 4,634,011).

     There have been no transactions by Mr. Drimal in the Common Stock in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the issuer.

     There are no contracts, arrangements or understandings of any kind, legal or otherwise, between Mr. Drimal and any person with respect to any securities of the issuer. As noted, Mr. Drimal is a principal stockholder, a Director and Chief Executor Officer of PrimeEnergy.

Item 7. Material Required to be  Filed  as  Exhibits.
                There are no exhibits filed with this Schedule.
                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 4, 2001


                                        /s/ Charles E. Drimal,  Jr.
                                        -----------------------------------
                                        Charles E. Drimal, Jr.